Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-199321

To Preliminary Prospectus

Dated October 15, 2014

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

http://blog.solarcity.com/why-solarcity-is-selling-solar-bonds

Why SolarCity is Selling Solar Bonds

By Tim Newell, SolarCity’s Vice President of Financial Products

January 07, 2015

Editor’s Note: Tim is SolarCity’s Vice President of Financial Products. He was the Co-Founder and CEO of Common Assets, a financial technology company acquired by SolarCity in 2013. His resume includes more than 25 years of investment, technology and government experience.

BY PURCHASING THIS BOND YOU HELPED SAVE 152 TREES 10,000 LBS 50,000 MILES PURCHASE DATE 10.15.2014 BOND SERIES 10001 INTEREST RATE 4.0% SOLAR BONDS by SolarCity Get paid by the sun. JONATHAN DOE This certificate endorses that the purchaser has invested their funds towards providing affordable solar energy to many and building a cleaner future for all. The purchaser shall be paid interest in six-month increments and the principal investment will be paid in full at maturity. Lyndon Rive, Chief Executive Officer Replica only – does not represent bond issuance. Environmental attributes are illustrative only and not based on actual bond investment amount.

Why is SolarCity selling solar bonds?

Let’s start with what SolarCity is all about - We sell solar power. We put solar panels on roofs and replace dirty energy with clean energy. It’s that simple.

To do that successfully, we had to move away from the idea that solar was an expensive project undertaken only by die-hard enthusiasts. We knew that if we wanted to bring solar to homes and businesses across the U.S., we needed to save customers money, not cost them money.

So, we install solar panels for our customers with no upfront costs, and ask them to pay for the solar power at a monthly rate lower than local utility prices.

This simple arrangement—clean power at a lower cost—drives our growth. In fact, today more than 1 out of every 3 new U.S. solar panel systems is installed by SolarCity. In addition, every month we’re adding more than 350 American jobs to the economy, making us the country’s largest solar employer.

Since we make the investment to build the solar systems upfront and get paid back over many years, we’ve partnered with some of America’s largest financial institutions and corporate investors, from Goldman Sachs to Google, to raise funds to finance more than $5 billion in solar systems. This financing makes it possible for our customers to switch to solar energy for less than they pay for utility power.

Now we’re opening the door to allow everyday investors to join in as well – by offering solar bonds that will help fund the continued expansion of solar across the country. By investing in Solar Bonds, you’re helping us bring solar to more people. In return, we’re paying attractive returns that, in most cases, are better than the rates offered by savings accounts, CDs, and other comparable bonds. That’s a win for everyone.

We have a big mission, and transforming our country’s energy infrastructure will take many years. Selling Solar Bonds to individual investors allows us to diversify our funding base and continue to invest in solar’s growth.

It’s not just about SolarCity. The more people with a stake in this movement, the better. Not everyone is in a position to install solar panels on their homes today. But there are a lot of people who are passionate about solar, and investing in Solar Bonds allows them to be a part of the sustainable energy future – while building their own financial future.

We started with the idea that the right answer is to save our customers money rather than cost them money. Now, we’re offering them a chance to make money on solar as well.

Learn more at Solar Bonds (https://solarbonds.solarcity.com/).

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.